Exhibit 99.1

Eco Wave Power Finalizes Grid Connection Route Works for the EWP-EDF One Project in the Port of Jaffa, Israel

Stockholm, Sweden – February 1, 2022 –  Eco Wave Power Global AB (publ) (Nasdaq First North: ECOWVE and Nasdaq US: WAVE) (“Eco Wave Power”) is pleased to announce today that it has officially completed the grid connection route works in the Port of Jaffa, Israel, pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa (permit number 2020-4345) for the deployment of the grid connection works of the EWP-EDF One wave energy project in Israel.

The grid connection works were performed in two parts, as they included different routes within the port.

The first part was performed by the infrastructure subcontractor Yehimovitz Suissa Ltd , in the shipyard area of the Port of Jaffa, and was completed during 2021, while today Eco Wave Power is pleased to announce the finalization of the second part of the grid connection route, which spans across the warehouse area of the port, and was performed by the Israeli subcontractor Ken Hator Construction and Engineering (“Ken Hator”).

Ken Hator has the highest classification and standards in Israel’s construction industry and is an official contractor for the Ministry of Defense of the government of Israel, approved for governmental projects and operates in compliance with ISO 9001 standard.

The works consisted of removing the upper layer of asphalt in the dedicated grid connection route and preparing the tunnels necessary for the electric cables. The next step is for the Israel Electric Corporation to officially arrive to the site and connect the conversion unit to the electrical grid.

The Eco Wave Power electric route spans approximately 170 meters of underground tunnels.

Inna Braverman, Chief Operating Officer of Eco Wave Power, stated: “Due to the onshore nature of Eco Wave Power’s technology, the grid connection works were straightforward and did not involve any cable laying on the seabed, which are known to be extremely expensive and complex. In addition, the cable length is significantly shorter and more cost-efficient than cables used for offshore energy projects. We believe that this highlights the significant advantages of Eco Wave Power’s onshore technology, in comparison with offshore wave energy solutions.”

The EWP-EDF one project is executed in collaboration with EDF Renewables IL and co-funding from the Israeli Ministry of Energy.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the Company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com

About Ken Hator Engineering and Building

Ken Hator has the highest classification and standards in Israel’s construction industry and is an official contractor for the Ministry of Defense, approved for governmental projects and operates in compliance with ISO 9001 standard.

Over the years, the Company has amassed extensive multidisciplinary experience in projects while maintaining high levels of quality, strictly adhering to timetables, demonstrating performance flexibility and quick response to changes.

The Company has gained a sterling reputation for its functionality, financial and budget compliance while maintaining uncompromising levels of performance standards throughout the project.

Ken Hator participated in multiple projects including projects for the Israeli Electric Company, Port Authority, Ministry of Defense and Israel Railways.

The Company was founded in 1993 by Yoav Ken-Tor, graduate of the Faculty of Civil Engineering in the Technion and employs a staff of over 100 people.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses significant advantages of Eco Wave Power’s technology, in comparison with offshore wave energy solutions. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.